

May 10, 2013

<u>Via E-mail</u>
Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re:**   **Hartman Short Term Income Properties XX, Inc**.
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed April 12, 2012**
> **File No. 0-53912**

Dear Mr. Fox:

We have reviewed your response dated April 22, 2013 and have the following additional comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In our comment letter dated December 2, 2008, we referred you to Item 19.B of Industry Guide 5 and requested that you provide us all promotional material and sales literature, including material that will be used only by broker-dealers. You provided us with several pieces of sales materials on May 6, 2013. Please address the following:

- Please tell us if such materials were previously submitted for staff review. If not, please tell us why you did not submit the materials.
- Also, please confirm that you have provided us with all sales materials used to date and all the materials that you intend to use. Materials that have already been used but not previously submitted should be provided to us without revision subsequent to the date of use.
- Also, please describe how the materials were distributed to potential purchasers.

2. We note your response to comment 1 of our letter dated April 4, 2013 referencing your filing of prospectus supplements and asserting that investors have received all the disclosure that would have been included in the filings you did not make. Please provide us with the following:

    - Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933. Identify the date you were required to file your first post-effective amendment pursuant to Section 10(a)(3) of the Securities Act, the dates you were required to file post effective amendments pursuant to your undertakings, and the dates you were required to make any filings pursuant to Rule 3-14 of Regulation S-X. Specifically address how the failure to make certain filings affects your compliance with Section 5. Discuss the remedy that would apply to your violation of Section 5, if any. To the extent you believe a different remedy or no remedy is more appropriate, please explain your conclusion.
    - Please tell us the specific documents you have provided to each purchaser of your securities.
    - Please tell us the number of shares sold since the date you were first required to update your registration statement and the number of shares sold after the date you were first required to make any filings pursuant to Rule 3-14.
    - Please tell us if you have sold any shares since receipt of our comment letter dated December 13, 2012. If so, please tell us the number of shares sold and explain how you determined that you were using a valid Section 10 prospectus and complying with Section 5 while continuing to offer your shares.
    - Please provide us with a sample of the disclosure you will include in your registration statement and periodic reports, as applicable, that discusses your compliance with Section 5 during the offering.

<u>Item 9A(T). Controls and Procedures, page 25</u>

3. In light of your response to comment 1, please tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2012.

       Please contact Sandra Hunter, Attorney-Advisor at 202.551.3758 or the undersigned with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel